

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0402

DIVISION OF
CORPORATION FINANCE




05003675

February 7, 2005

D. Michael Lefever
Covington & Burling
1201 Pennsylvania Avenue NW
Washington, DC 20004-2401

Act: 1934
Section:
Rule: 14A-8
Public
Availability: 2/7/2005

Re: Calpine Corporation
Incoming letter dated January 24, 2005

Dear Mr. Lefever:

This is in response to your letter dated January 24, 2005 concerning the shareholder proposal submitted to Calpine by William N. Small. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.


RECD S.E.C.
FEB - 8 2005
1086

Sincerely,

Jonathan A. Ingram
Deputy Chief Counsel

Enclosures

cc: William N. Small
1605 Bluecher Court
Virginia Beach, VA 23454


PROCESSED
FEB 16 2005
THOMSON
FINANCIAL

COVINGTON & BURLING

1201 PENNSYLVANIA AVENUE NW
WASHINGTON, DC 20004-2401
TEL 202.662.6000
FAX 202.662.6291
WWW.COV.COM

WASHINGTON
NEW YORK
SAN FRANCISCO
LONDON
BRUSSELS

Securities Exchange Act of 1934
-- Section 14(a); Rule 14a-8(e)(2)

January 24, 2005

BY HAND DELIVERY

Office of the Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Calpine Corporation – Shareholder Proposal of William N. Small

Ladies and Gentlemen:

We are counsel to Calpine Corporation, a Delaware corporation (the "Company"). The Company has received from William N. Small (the "Proponent") a letter dated January 11, 2005, enclosing the text of a shareholder proposal (the "Proposal") that the Proponent wishes to have included in the Company's proxy materials for its 2005 Annual Meeting of Stockholders (the "2005 Annual Meeting"). A copy of the letter is attached hereto as Exhibit A.

For the reasons stated in this letter, the Company intends to omit the Proposal from its proxy statement and form of proxy for the 2005 Annual Meeting. The purpose of this letter is to request confirmation that the Division of Corporation Finance (the "Division") will not recommend any enforcement action to the Securities and Exchange Commission (the "Commission") if the Company omits the Proposal from its proxy materials. As required in Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended, we have enclosed six copies of this letter and, on behalf of the Company, are simultaneously sending a copy of this letter to the Proponent.

We believe that the Proposal, which, if approved by the Company's stockholders, would recommend that an independent director of the Company serve as chairman, may be excluded from the Company's proxy materials because the Proposal was not received by the Company in accordance with the time requirements set forth in Rule 14a-8(e)(2). Pursuant to Rule 14a-8(e)(2), a shareholder proposal submitted for consideration at an annual meeting "must be received at the company's principal executive offices not less than 120 calendar days before the date of the company's proxy statement released to shareholders in connection with the previous year's annual meeting."

The Company's proxy statement relating to its 2004 Annual Meeting of Stockholders (the "2004 Proxy Statement") states that the Company mailed proxy materials to its shareholders on or about April 16, 2004. In addition, page three of the 2004 Proxy Statement discloses that "[a]ny stockholder who wishes to have a proposal included in the Company's proxy statement for the 2005 Annual Meeting of Stockholders must ensure that the proposal is received by the Company no later than December 17, 2004 in order to be considered for inclusion in the proxy statement and form of proxy relating to the meeting." The Company received the Proposal on or about January 13, 2005. Because the Proposal was not received by the Company prior to the deadline for submitting a proposal, the Company believes that the Proposal can be excluded from its proxy materials under Rule 14a-8(e)(2).

* * *

The Company anticipates finalizing its proxy materials for printing on or about April 8, 2005. Therefore, your prompt review of this matter would be greatly appreciated. Should you have any questions regarding this matter, please do not hesitate to contact the undersigned at (202) 662-5276 or Kerry Burke at (202) 662-5297.

Very truly yours,



D. Michael Lefever

cc: Lisa Bodensteiner
Yanira Wong

Attachment

Exhibit A

11 January 2005

Mr. Peter Cartwright
Chairman of the Board of Directors
The Calpine Corporation
50 West San Fernando Street
San Jose , CA 95113

Dear Mr. Cartwright.:

My name is William N. Small and I am the current sole owner of 5000 common shares of Calpine Corporation and intend to hold these shares or more at the time of the 2005 annual shareholders' meeting. I have been a shareholder for three years. I propose that the following resolution be included in the Corporation's proxy materials and voted at the meeting.

"Resolved: that the rules of corporate governance of the Calpine Corporation be revised to assure that the Chairman of the Board of Directors is an independent director who has not served as Chief Executive Officer of the Calpine Corporation."

The purpose of the Chairman resolution is to ensure that the Board of Directors best reflects the interests of the company's owners by improving the checks and balance in corporate governance.

Sincerely, 

William N. Small
1605 Bluecher Court
Virginia Beach Virginia 23454

(757) 496-3402
Bsmall9@cox.net

cc: Institutional Shareholders Services
Massachusetts Financial Services Co.
Mellon Bank
Barclays, Ltd
State Street Corp.
The Vanguard Group

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

February 7, 2005

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Calpine Corporation
Incoming letter dated January 24, 2005

The proposal relates to separating the office of chairman and chief executive officer.

There appears to be some basis for your view that Calpine may exclude the proposal under rule 14a-8(e)(2) because Calpine received it after the deadline for submitting proposals. Accordingly, we will not recommend enforcement action to the Commission if Calpine omits the proposal from its proxy materials in reliance on rule 14a-8(e)(2).

Sincerely,



Robyn Manos
Special Counsel